Exhibit 99.1

Æterna Zentaris Inc. 315 Sigma Drive, Suite 302D Charleston, SC 29486 www.aezsinc.com	Press Release For immediate release

Aeterna Zentaris Announces Replacement At the Market Issuance Program

Charleston, SC, April 27, 2017 - Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZS) (the “Company”) announced today that it has entered into a new At Market Issuance Sales Agreement, dated April 27, 2017 (the “New ATM Sales Agreement”), with H.C. Wainwright & Co., LLC (“Wainwright”) and that it has filed with the Securities and Exchange Commission (the “SEC”) a prospectus supplement (the “Prospectus Supplement”) related to sales and distributions of up to a maximum of 2,240,000 Common Shares through “at-the-market” (“ATM”) issuances on the NASDAQ Stock Market, up to an aggregate amount of $6,944,000 under the New ATM Sales Agreement. Wainwright will act as sales agent for any sales made under the new ATM program. The Common Shares will be sold at market prices prevailing at the time of the sale of the Common Shares, and, as a result, prices may vary.

The New Sales Agreement and the Prospectus Supplement supersede and replace the Company’s prior At Market Issuance Sales Agreement entered into in April 2016 as well as its recently filed prospectus supplement dated March 28, 2017. Since April 1, 2016, the Company has issued approximately 2.3 million Common Shares and raised gross proceeds of approximately $7.8 million under its previous Sales Agreement with Wainwright, of which approximately 600,000 Common Shares raising gross proceeds of approximately $1.8 million were issued and sold under the March 28, 2017 prospectus supplement.

The Prospectus Supplement supplements the base prospectus included in the Company’s replacement shelf Registration Statement on Form F-3, as amended (File No. 333-216853) (the “2017 Shelf Registration Statement”), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement and the Prospectus Supplement are available on the SEC’s website (www.sec.gov). Alternatively, Wainwright will provide copies of these documents upon request by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 4th Floor, New York, NY 10022 at placements@hcwco.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Common Shares, nor shall there be any sale of the Common Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aeterna Zentaris

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. We recently completed Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Philip A. Theodore
Senior Vice President
ir@aezsinc.com
843-900-3223